

Mail Stop 4546

December 15, 2016

Jon R. Sabes
Chief Executive Officer
GWG Holdings, Inc.
220 South Sixth Street, Suite 1200
Minneapolis, Minnesota 55402

     Re: **GWG Holdings, Inc.**
            Registration Statement on Form S-1
            Filed December 2, 2016
            File No. 333-214896

Dear Mr. Sabes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at (202) 551-2544 with any questions.

              Sincerely,

              /s/ Joseph McCann for

              Suzanne Hayes
              Assistant Director
              Office of Healthcare and Insurance

cc: Paul D. Chestovich, Esq.
       Maslon LLP